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Exhibit (a)(1)(C)

VOLUNTARY PUBLIC TAKEOVER OFFER

by

GRAND CHIP INVESTMENT GMBH

for

All No-Par Value Registered Shares,
Including those Represented by American Depositary Shares,

of

AIXTRON SE

at the price of

EUR 6.00

per share, in cash,

Pursuant to the Offer Document published on July 29, 2016

Acceptance Period: July 29, 2016 to October 7, 2016

The Acceptance Period (as defined in the Offer Document) commenced on July 29, 2016 and expires on October 7, 2016 at 24:00 hrs local time Frankfurt am Main, Federal Republic of Germany/6:00 p.m. local time New York, United States, unless the Acceptance Period is extended. The Takeover Offer is subject to the offer conditions described in Section 4.2 of the Offer Document. If such offer conditions (other than the regulatory offer conditions set forth in Section 4.2.2 of the Offer Document) are satisfied or, if permissible, waived at the expiration of the Acceptance Period, there will be a two-week Additional Acceptance Period (as defined in the Offer Document). If the offer conditions are not satisfied by the applicable dates set forth in the Offer Document, or, if permissible, have not been validly waived in accordance with the Offer Document, the Takeover Offer will lapse.

Holders of AIXTRON Shares and AIXTRON ADSs (each as defined below) have the right to withdraw their acceptances of the Takeover Offer during the Acceptance Period (as defined in the Offer Document), including any extension thereof. See Section 15 of the Offer Document for a description of withdrawal rights that may apply following expiration of the Acceptance Period.

Nothing contained herein or in the enclosed documents shall constitute you or any other person as an agent of Grand Chip Investment GmbH or any of its affiliates, The Bank of New York Mellon, D.F. King Ltd, D.F. King & Co., Inc. or Deutsche Bank AG or any affiliate of any of the foregoing, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Takeover Offer (as defined below) other than the documents enclosed herewith and the statements contained therein.

July 29, 2016

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

        We have been engaged by Grand Chip Investment GmbH (the "Bidder") to act as information agent in the United States (the "U.S. Informaton Agent") in connection with its offer to purchase (the "Takeover Offer") all no-par value registered shares in AIXTRON SE ("AIXTRON Shares"), including all AIXTRON Shares represented by American Depositary Shares ("AIXTRON ADSs") at a purchase price of EUR 6.00 per AIXTRON Share, including each AIXTRON Share represented by an AIXTRON ADS, in cash (the "Offer Consideration"), pursuant to its offer document (the "Offer Document") published on July 29, 2016. As described in Section 11.2.6 of the Offer Document, with respect to AIXTRON ADSs, the Offer Consideration will be converted from Euros into U.S. dollars by The Bank of New York Mellon, as the ADS Tender Agent (the "ADS Tender Agent"). Therefore, at the time of acceptance of the Takeover Offer, it is not possible to state the exact U.S. dollar equivalent of the Offer Consideration.

        Your prompt action is requested. We urge you to contact your clients as promptly as possible. The Acceptance Period commenced on July 29, 2016 and expires on October 7, 2016 at 24:00 hrs local time Frankfurt am Main, Federal Republic of Germany/6:00 p.m. local time New York, United States, unless the Acceptance Period is extended. The Takeover Offer is subject to the offer conditions described in Section 4.2 of the Offer Document. If such offer conditions (other than the regulatory offer conditions set forth in Section 4.2.2 of the Offer Document) are satisfied or, if permissible, waived at the expiration of the Acceptance Period, there will be a two-week Additional Acceptance Period.

        Please furnish copies of the following enclosed materials to those of your clients for whose accounts you hold ADSs in your name or in the name of your securities intermediary:

  1.
  A printed form of letter to clients for whose accounts you hold AIXTRON ADSs registered in your name or in the name of your securities intermediary, with space provided for obtaining such clients' instructions with regard to the Takeover Offer;

  2.
  the Offer Document;

  3.
  the ADS Letter of Transmittal for informational purposes;

  4.
  Form W-9 and the Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9;

  5.
  the Notice of Guaranteed Delivery, to be used by holders of AIXTRON ADSs to accept the Takeover Offer if the procedures set forth in the Offer Document to tender ADSs cannot be completed prior to the expiraton of the Acceptance Period or Additional Acceptance Period, as applicable (see Subsection (iv) of Section 11.2.2 of the Offer Document; and

  6.
  a return envelope addressed to you.

        Please take note of the following:

  (a)
  The Takeover Offer is subject to the offer conditions described in Section 4.2 of the Offer Document. If the offer conditions are not satisfied by the applicable dates set forth in the Offer Document, or, if permissible, have not been validly waived in accordance with the Offer Document, the Takeover Offer will lapse.

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  (b)
  If required by U.S. federal income tax laws, the ADS Tender Agent generally will be required to backup withhold at the applicable backup withholding rate from any payments made to certain U.S. holders of AIXTRON ADSs pursuant to the Takeover Offer. See Section 19.2 of the Offer Document.

  (c)
  In order for a book-entry transfer of AIXTRON ADSs held in a securities account with a broker or other securities intermediary that is a direct or indirect participant in DTC to constitute a valid tender of AIXTRON ADSs in connection with the Takeover Offer, the AIXTRON ADSs must be tendered by the holder's securities intermediary prior to the expiration of the Acceptance Period. Further, prior to the expiration of the Acceptance Period, please send a confirmation regarding the book-entry of the AIXTRON ADSs to the designated account at DTC prior to the expiration of the Acceptance Period (as described in Subsection (iii) of Section 11.2.2 of the Offer Document) and an Agent's Message (as defined in the Offer Document).

  (d)
  If holders of AIXTRON ADSs wish to accept the Takeover Offer but such holders' AIXTRON ADSs are not immediately available and/or if such holders cannot deliver all other required documents prior to the expiration of the Acceptance Period, such holders may nevertheless be able to accept the Takeover Offer, provided they can comply with the acceptance by guaranteed delivery procedures set forth in Subsection (iv) of Section 11.2.2 of the Offer Document.

  (e)
  Pursuant to the terms of the Offer Document, holders of AIXTRON Shares and AIXTRON ADSs have the right to withdraw their acceptances of the Takeover Offer until the end of the Acceptance Period, including any extension thereof. See Section 15 of the Offer Document for a more detailed description of these and any further withdrawal rights that may apply following expiration of the Acceptance Period.

        The complete terms and conditions of the Takeover Offer are contained in the Offer Document, which is available for download at http://www.grandchip-aixtron.com. Additional copies of the Offer Document and related documents can be obtained free of charge through D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005, AIXG@dfking.com and +1 (877) 478-5043 (toll-free in the United States).

Best regards,

D..F. King & Co., Inc.
U.S. Information Agent

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